Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

3 Year Autocallable Securities Linked to QQQ

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	Invesco QQQ Trust[SM], Series 1
Pricing date:	October 26, 2022
Valuation dates:	Quarterly
Maturity date:	October 30, 2025
Automatic early redemption:	If, on any valuation date prior to the final valuation date, the closing value of the underlying is greater than or equal to the premium threshold value, the securities will be automatically called for an amount equal to the principal plus the applicable premium
Premium:	At least 11.20% per annum*
Premium threshold value:	100% of the initial underlying value on the first valuation date, decreasing by 2.50% on each subsequent valuation date
CUSIP / ISIN:	17330DLH7 / US17330DLH79
Final barrier value:	70% of the initial underlying value
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	On any valuation date, (current closing value - initial underlying value) / initial underlying value
Equity ratio:	The stated principal amount *divided by* the initial underlying value
Payment at maturity (if not autocalled):	• If the final underlying value is **greater than or equal to** the premium threshold value applicable to the final valuation date: $1,000 + the premium applicable to the final valuation date • If the final underlying value is **less than** the premium threshold value applicable to the final valuation date but **greater than or equal to** the final barrier value: $1,000 • If the final underlying value is **less than** the final barrier value: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value) If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive underlying shares (or, in our sole discretion, cash) that will be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated October 5, 2022

* The actual premium will be determined on the pricing date.
** The hypotheticals assume that the premium will be set at the lowest value indicated in this offering summary.

Hypothetical Interim Payment per Security**

Valuation Date	Premium Threshold Value***	Premium	Hypothetical Redemption Payment
1st valuation date	100.00%	11.20%	$1,112.00
2nd valuation date	97.50%	14.00%	$1,140.00
3rd valuation date	95.00%	16.80%	$1,168.00
4th valuation date	92.50%	19.60%	$1,196.00
5th valuation date	90.00%	22.40%	$1,224.00
6th valuation date	87.50%	25.20%	$1,252.00
7th valuation date	85.00%	28.00%	$1,280.00
8th valuation date	82.50%	30.80%	$1,308.00

***Percentage of initial underlying value

If the closing value of the underlying is greater than or equal to the premium threshold value on any interim valuation date, then the securities will be automatically redeemed prior to maturity and you will receive a premium following that valuation date.

Hypothetical Payment at Maturity per Security**

Assumes the securities have not been automatically redeemed prior to maturity

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity
100.00%	$1,336.00
75.00%	$1,336.00
50.00%	$1,336.00
25.00%	$1,336.00
0.00%	$1,336.00
-20.00%	$1,336.00
-20.01%	$1,000.00
-30.00%	$1,000.00
-30.01%	$699.90
-50.00%	$500.00
-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) that will be worth significantly less than the stated principal amount and possibly nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment. • Your potential return on the securities is limited. • The securities do not pay interest. • The securities may be automatically redeemed prior to maturity, limiting the term of the securities. • The securities offer downside exposure to the underlying, but no upside exposure to the underlying. • You will not receive dividends or have any other rights with respect to the underlying unless and until you receive underlying shares of the underlying at maturity. • The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • Even if the underlying pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement. • The securities will not be adjusted for all events that may have a dilutive effect on or otherwise adversely affect the closing value of the underlying. • The securities may become linked to an underlying other than the original underlying upon the occurrence of a reorganization event or upon the delisting of the underlying shares. • The value and performance of the underlying shares may not completely track the performance of the underlying index that the underlying seeks to track or the net asset value per share of the underlying. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.